UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of November 2009

Commission File Number: 001-33340

TONGJITANG CHINESE MEDICINES COMPANY
5th Floor, Block B
Nanshan Medical Device Park
1019 Nanhai Avenue, Shekou, Nanshan District
Shenzhen, 518067 Guangdong Province
People’s Republic of China
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under the cover of Form 20-F or Form 40-F:

Form 20-F ☑	Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Tongjitang Chinese Medicines Company
By:	/s/ Charles Wang
	Name:	Charles Wang
	Title:	Chief Financial Officer

Date: November 19, 2009

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press release regarding Tongjitang’s third quarter 2009 financial results and share repurchase

Exhibit 99.1
Tongjitang Chinese Medicines Company Reports
Third Quarter 2009 Financial Results and Share Repurchase
SHENZHEN, China, November 18, 2009 (BUSINESS WIRE) — Tongjitang Chinese Medicines Company (NYSE: TCM) (“Tongjitang” or the “Company”), a leading specialty pharmaceutical company focusing on the development, manufacturing, marketing and selling of modernized traditional Chinese medicine in China, today announced its financial results for the quarter ended September 30, 2009 and the repurchase of ordinary shares in a private transaction.
Financial Results for the Quarter Ended September 30, 2009
•	Net revenue was RMB104.6 million ($15.3 million)[1], compared to RMB110.4 million in the prior year period.

•	Gross margin was 57.6% in the third quarter of 2009, compared to 62.4% in the same period of 2008.

•	Net loss attributable to the Company was RMB13.7 million ($2.0 million), which yielded net loss per ADS of RMB0.43 ($0.06) and net loss per share[2] of RMB0.11 ($0.02).

•	Non-GAAP loss per share was RMB0.04 ($0.01), compared to non-GAAP earnings per share of RMB0.11 in the third quarter of 2008.
Net revenue for the third quarter of 2009 was RMB104.6 million ($15.3 million), a decrease of 5.3% from RMB110.4 million in the third quarter of 2008. Xianling Gubao (“XLGB”) sales were RMB60.6 million ($8.9 million) in the third quarter of 2009, compared to RMB78.7 million in the third quarter of 2008. Net revenue of the Company’s other core products, including Moisturizing & Anti-itching Capsules and Zaoren Anshen Capsules, increased 4.1% to RMB12.8 million ($1.9 million) from RMB12.3 million in the third quarter of 2008. Revenue contribution from Guizhou Long-Life Pharmaceutical Company Limited (”Guizhou LLF”) was RMB2.6 million ($376,000), compared to RMB5.1 million in the third quarter of 2008. Revenue contribution from Qinghai Pulante Pharmaceutical Co., Ltd. (“Pulante”) was RMB1.9 million ($278,000), roughly flat year over year. Revenue contribution from Anhui Jingfang Pharmaceutical Co., Ltd. (“Jingfang”), which was acquired at the end of the first quarter of 2009, was RMB17.6 million ($2.6 million), compared to RMB14.4 million in the second quarter of 2009.
Xiaochun Wang, Chief Executive Officer and Chairman of Tongjitang, stated, “Our third quarter performance reflects the introduction of the newly-launched sales rebate program to the majority of distributors. As a result of this rebate program, RMB6.2 million has been recorded against revenues year to date. Additionally, even though the Essential Drug List was announced by China’s Ministry of Health during this third quarter, uncertainties regarding execution details and pricing continued to cause hospitals and distributors to destock their inventory levels, leading to low sales during the quarter. However, we believe that such declines in purchases from hospitals and distributors should recover noticeably when the pending Chinese healthcare policies are finalized and disclosed.”
Gross profit was RMB60.3 million ($8.8 million) in the third quarter of 2009, down from RMB69.0 million in the third quarter of 2008. Gross margin was 57.6% in the third quarter of 2009, compared to 62.4% in the same period of 2008. Tongjitang’s decreased gross margin reflects reduced revenues from XLGB and Guizhou LLF (which enjoys a higher margin) and the introduction of sales rebates. The price of barrenwort, used in the production of XLGB, remained stable in the third quarter of 2009.
Operating loss in the third quarter of 2009 was RMB12.8 million ($1.9 million), compared to operating income of RMB7.7 million in the third quarter of 2008, primarily reflecting increased selling and marketing expenses related to Jingfang’s products.
Net loss attributable to the Company was RMB13.7 million ($2.0 million), which yielded net loss per ADS of RMB0.43 ($0.06) and net loss per share2 of RMB0.11 ($0.02).
Non-GAAP net loss in the third quarter of 2009 was RMB5.4 million ($790,000), compared to non-GAAP net income of RMB15.3 million in the third quarter of 2008. Non-GAAP loss per share was RMB0.04 ($0.01), compared to non-GAAP earnings per share of RMB0.11 in the third quarter of 2008. For the third quarter of 2009, the number of shares used in the computation of GAAP and non-GAAP net loss per share was 126.8 million. Please refer to the Company’s GAAP to non-GAAP reconciliation table provided below for additional details.

Wang continued, “During the third quarter, we are very pleased to see that our recently-integrated business, Jingfang, started to show great potential in sales. We also expect to see initial progress from our ongoing marketing campaign and the restructuring of Jingfang’s sales team in the fourth quarter. ”
Financial Results for the Nine Months Ended September 30, 2009
For the nine months ended September 30, 2009, revenue was RMB328.9 million ($48.2 million), down from RMB335.8 million in the first nine months of 2008. During this same time period, gross profit was RMB194.5 million ($28.5 million), down from RMB213.2 million. Operating loss was RMB11.3 million ($1.7 million), compared to operating income of RMB8.5 million in the first nine months of 2008. Net loss attributable to the Company was RMB7.9 million ($1.2 million), or RMB 0.06 ($0.01) per share, compared to net income attributable to the Company of RMB27.0 million, or RMB0.20 per share, in the first nine months of 2008. Net loss per ADS was RMB0.25 ($0.04) in the first nine months of 2009, compared with net income per ADS of RMB0.80 in the first nine months of 2008. The weighted average number of shares outstanding for the first nine months of 2009 was 128.6 million.
Balance Sheet
As of September 30, 2009, the Company had cash and cash equivalents of RMB310.6 million ($45.5 million). This compares to RMB473.7 million as of June 30, 2009.
Share Repurchase in a Private Transaction
On November 11, 2009, the Company completed a repurchase of 4.8 million ordinary shares in a private transaction. The purchase price of $1.025 per ordinary share was the same as the purchase price paid by the Company to certain non-affiliate and non-management investors in the recent share repurchases completed in September 2009 through privately negotiated transactions. Since the seller of these 4.8 million ordinary shares was a company controlled and owned by certain current and ex-senior management of the Company’s operating subsidiary in China, this transaction may be deemed a related party transaction. Due to such consideration, before the share repurchase was carried out, it was pre-approved by both the Company’s board of directors as well as the board’s audit committee.
About Non-GAAP Financial Measures
To supplement the Company’s unaudited condensed consolidated financial information presented in accordance with the United States Generally Accepted Accounting Principles (“GAAP”), the Company also provides non-GAAP financial measures, non-GAAP adjusted EBITDA and non-GAAP adjusted EBITDA per share, all of which exclude share-based compensation expenses recorded under Accounting Standards Codification 718: Compensation—Stock Compensation (Pre-Codification: Statement of Financial Accounting Standards 123R, “Share-Based Payment”). The Company’s management believes the non-GAAP financial measures facilitate better understanding of operating results from quarter to quarter and allows the management team to better plan and forecast future periods, as the non-GAAP financial measures provide additional information to the investors. The non-GAAP information is not in accordance with GAAP and may be different from non-GAAP methods of accounting and reporting used by other companies. The presentation of this additional information should not be considered a substitute for the GAAP results. A limitation of using these non-GAAP financial measures is that these non-GAAP measures exclude share-based compensation expenses that have been and will continue to be significant recurring expenses in the Company’s business for the foreseeable future. Reconciliations of the Company’s non-GAAP financial data to the most comparable GAAP data are included at the end of this press release.
Conference Call
The Company will hold a conference call on November 18 at 8:00 a.m. U.S. Eastern Time (9:00 p.m. Beijing/Hong Kong time) following the announcement. Listeners may access the call by dialing the following numbers:

United States toll free:	1-888-670-2248
Hong Kong toll free:	1-800 903 658
Northern China toll free:	10 800 7141504
Southern China toll free:	10 800 1401379
International:	1-913-312-1453
Listeners may access the replay through November 25, 2009, by dialing the following numbers:

United States toll free:	1-888-203-1112
International:	1-719-457-0820
Password:	7249943

An audio webcast of the call will also be available through the Company’s website at www.tongjitang.com.
1. This announcement contains translations of certain Renminbi amounts into US dollars at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from Renminbi to US dollars as of and for the quarter ended September 30, 2009 were made at the noon buying rate on September 30, 2009 in the City of New York for cable transfers in Renminbi per US dollar as certified for customs purposes by the Federal Reserve Bank of New York, which was RMB6.8262 to USD1.00. Tongjitang makes no representation that the Renminbi or US dollar amounts referred to in this release could have been or could be converted into US dollars or Renminbi, as the case may be, at any particular rate or at all.
2. All references to ‘shares’ are to our ordinary shares. Each of our American Depositary Shares, which are traded on the New York Stock Exchange, represents four ordinary shares.
About Tongjitang Chinese Medicines Company
Tongjitang Chinese Medicines Company, through its operating subsidiaries Tongjitang Pharmaceutical, Tongjitang Distribution, Tongjitang Chain Stores, Guizhou Long-Life Pharmaceutical Company Limited, Qinghai Pulante and Anhui Jingfang, is a vertically integrated specialty pharmaceutical company focused on the development, manufacturing, marketing and selling of modernized traditional Chinese medicine in China. Tongjitang’s principal executive offices are located in Shenzhen, China.
Tongjitang’s flagship product, Xianling Gubao, is the leading traditional Chinese medicine for the treatment of osteoporosis in China as measured by sales in Renminbi. In addition to Xianling Gubao, the Company manufactures and markets 36 other modernized traditional Chinese medicine products and 37 western medicines. Please visit www.tongjitang.com for more information.
Safe Harbor Statements
This press release contains forward-looking statements that are made pursuant to the safe harbor provisions of the Securities Litigation Reform Act of 1995. Although the Company believes that the expectations reflected in such forward-looking statements are based on reasonable assumptions, such statements are subject to risks and uncertainties that could cause actual results to differ materially from those projected. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, they cannot assure you that their expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from those described in the forward-looking statements in this press release. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s heavy dependence on the success of Xianling Gubao; the Company’s ability to market Xianling Gubao to hospitals and to retail pharmacies; the retail prices of its principal products’ being subject to price control by the government authorities in China; the inclusion of the Company’s products in national and provincial medical catalogs of the National Medical Insurance Program in China; the Company’s ability to obtain approval from the State Food and Drug Administration in China to convert a provisional national production standard of the Company’s principal products to a national final production standard; the Company’s ability to continue having the exclusive production rights for its products; the Company’s ability to further improve its barrenwort extraction efficiency; the presence of certain side effects in the Company’s current products and the Company’s ability to identify side effects associated with its current or future products prior to their marketing and sale; the Company’s ability to obtain manufacturing or marketing approval for its future products; the Company’s dependence on a limited number of distributors for a significant portion of its net revenues; the Company’s exposure to the risk of product liability claims and its limited insurance coverage; the Company’s ability to manage the expansion of its operations and its future research and development projects successfully; the Company’s ability to protect its intellectual property rights and defend infringement or misappropriation claims by third parties; intense competition in the pharmaceutical market in China; the supply of quality medicinal raw materials; the Company’s U.S. tax status as a passive foreign investment company (“PFIC”) for the taxable year ended December 31, 2008 and the significant risk that the Company will be a PFIC for the current taxable year ending December 31, 2009; uncertainties with respect to the legal system in China, including uncertainty with respect to potential regulatory changes in China’s healthcare industry; if disruptions in the financial markets and other macro-economic challenges currently affecting the economy of the United States and other parts of the world continue or even worsen, it may adversely impact the economy and consumer confidence in China; and the Company’s ability to expand its business through organic growth and strategic acquisitions and investments. Further information regarding these and other risks is and will be included in the Company’s registration statement on Form F-1, its annual report on Form 20-F and other documents filed and to be filed with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release is as of the date of this press release, and the Company undertakes no duty to update such information, except as required under applicable law.
CONTACT
Ashley M. Ammon or Christine Duan
ICR, Inc.
203-682-8200 (Investor Relations)

Tongjitang Chinese Medicines Company
Condensed Consolidated Statements of Operations
(In thousands, except share and per share data)

	Third Quarter Ended September 30			First 3 Quarters Ended September 30
	2008	2009	2009	2008	2009	2009
	RMB	RMB	US$	RMB	RMB	US$
			(Note)			(Note)

Net revenues	110,439	104,605	15,324	335,828	328,853	48,175
Cost of revenues	41,478	44,328	6,494	122,609	134,327	19,678

Gross profit	68,961	60,277	8,830	213,219	194,526	28,497
Advertising expenses	(18,686)	(5,458)	(800)	(62,111)	(21,858)	(3,202)
Other selling and marketing expenses	(14,500)	(43,095)	(6,313)	(57,775)	(110,655)	(16,210)
General and administrative expenses	(20,345)	(21,489)	(3,148)	(71,275)	(64,510)	(9,450)
Research and development expenses	(8,056)	(3,372)	(494)	(14,663)	(10,177)	(1,491)
Other operating income	369	361	53	1,091	1,349	198

Income (loss) from operations	7,743	(12,776)	(1,872)	8,486	(11,325)	(1,658)
Other income (expenses):
Interest income	5,399	808	118	13,745	3,481	510
Interest expense	(5,049)	(2,159)	(316)	(13,264)	(6,424)	(941)
Government grants	1,713	1,157	169	6,042	3,577	524
Investment (loss) / gain	(596)	(95)	(14)	(1,655)	520	76
Other income / (expenses), net	(294)	(137)	(20)	18,720	6,490	951

Income (loss) before income taxes	8,916	(13,202)	(1,935)	32,074	(3,681)	(538)
Provision for income taxes	(1,800)	(492)	(72)	(5,328)	(4,152)	(608)

Net income (loss)	7,116	(13,694)	(2,007)	26,746	(7,833)	(1,146)
Less: Net income (loss) attributable to the non-controlling interests	(89)	—	—	(218)	66	10

Net income (loss) attributable to the Company	7,205	(13,694)	(2,007)	26,964	(7,899)	(1,156)

Earnings per share
Ordinary shares
-Basic	0.05	(0.11)	(0.02)	0.20	(0.06)	(0.01)
-Diluted	0.05	(0.11)	(0.02)	0.20	(0.06)	(0.01)

Shares used in computation of earnings per share
Ordinary shares
-Basic	134,929,722	126,798,407	126,798,407	134,701,821	128,598,030	128,598,030
-Diluted	134,929,722	126,798,407	126,798,407	134,701,821	128,598,030	128,598,030

(Note)
The condensed consolidated financial statements of Tongjitang Chinese Medicines Company are stated in Renminbi (“RMB”). The translation of RMB amounts as of and for the period ended September 30, 2009 into United States dollar (“US$”) is included solely for the convenience of readers and has been made at the rate of RMB6.8262 to US$1.00, which is based on the noon buying rate in The City of New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York at September 30, 2009. Such translations should not be construed as representations that RMB amounts could be converted into US$ at that rate or any other rate.

Tongjitang Chinese Medicines Company
Condensed Consolidated Balance Sheets
(In thousands, except share data)

	Dec. 31	Jun. 30	Sept. 30	Sept. 30
	2008	2009	2009	2009
	RMB	RMB	RMB	US$
	(Note 2)			(Note 1)

ASSETS
Current assets:
Cash and cash equivalents	516,087	473,703	310,649	45,508
Short-term bank deposit	50,000	55,000	55,000	8,057
Notes receivable	55,987	47,819	41,757	6,117
Accounts receivable, net of allowance for doubtful accounts	214,543	234,699	233,966	34,275
Amounts due from related parties	8,500	—	—	—
Amounts due from former shareholders of a subsidiary	689	689	—	—
Inventories	97,553	126,562	134,645	19,725
Trading securities	792	1,360	1,255	184
Prepaid advertising expenses	1,692	7,050	4,359	639
Receivable on sales of property, plant and equipment	12,600	18,810	18,810	2,756
Other prepaid expenses and current assets, net of allowance for doubtful accounts	21,548	20,741	33,161	4,858
Deferred tax assets	—	977	1,533	225

Total current assets	979,991	987,410	835,135	122,344
Property, plant and equipment, net	152,249	176,053	174,118	25,507
Land use rights, net	28,902	41,315	42,468	6,221
Deposits for acquisition of property, plant and equipment, and intangible assets	188,103	172,748	163,170	23,903
Acquired intangible assets, net (Note 3)	24,735	25,447	33,242	4,870
Goodwill (Note 3)	—	4,475	4,475	656
Receivable on sales of property, plant and equipment	6,210	—	—	—
Long-term other assets	1,800	—	441	65
Deferred tax assets	1,107	1,165	1,165	171

Total assets	1,383,097	1,408,613	1,254,214	183,737

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term borrowings	85,100	91,100	103,100	15,104
Accounts payable	14,663	23,296	23,854	3,495
Amounts due to related parties	1,332	900	900	132
Amounts due to former shareholders of a subsidiary	7,385	6,186	6,186	906
Accrued expenses and other current liabilities	81,130	98,428	92,856	13,603
Income taxes payable	926	1,737	2,894	424

Total current liabilities	190,536	221,647	229,790	33,664
Long-term bank loans	50,000	62,000	50,000	7,325
Deferred tax liabilities	7,272	9,445	9,073	1,329

Total liabilities	247,808	293,092	288,863	42,318

Total shareholders’ equity attributable to the Company	1,134,814	1,114,272	965,351	141,419

Non-controlling interest (Note 2)	475	1,249	—	—

Total equity	1,135,289	1,115,521	965,351	141,419

Total liabilities and equity	1,383,097	1,408,613	1,254,214	183,737

(Note 1)
The condensed consolidated financial statements of Tongjitang Chinese Medicines Company are stated in Renminbi (“RMB”). The translation of RMB amounts as of and for the period ended September 30, 2009 into United States dollar (“US$”) is included solely for the convenience of readers and has been made at the rate of RMB6.8262 to US$1.00, which is based on the noon buying rate in The City of New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York at September 30, 2009. Such translations should not be construed as representations that RMB amounts could be converted into US$ at that rate or any other rate.
(Note 2)
Effective from January 1, 2009, the Company adopted Statement of Financial Accounting Standards No. 160, “Non-controlling Interest in Consolidated Financial Statements — An amendment of Accounting Research Bulletin No.51” (“SFAS No. 160”), which changed the accounting for and the reporting of minority interest, now referred to as non-controlling interests, in our condensed consolidated financial information. The adoption of SFAS No. 160 resulted in the reclassification of amounts previously attributable to minority interest to a separate component of shareholders’ equity titled “Non-controlling Interests” in the accompanying condensed consolidated balance sheet. Additionally, net loss attributable to non-controlling interests was shown separately from net loss in the accompanying condensed consolidated statement of operations. Prior period financial information has been reclassified to conform to the current period presentation as required by SFAS No. 160.
(Note 3)
We are in the process of performing valuations of certain identifiable intangible assets for the acquisitions we completed in the first quarter of 2009 and hence the net book value for intangible assets and goodwill is preliminary and subject to revision once we complete the valuation exercise.
Source: TONGJITANG

Tongjitang Chinese Medicines Company
Reconciliation of GAAP to Non-GAAP
(In thousands, except share and per share data)

	Third Quarter Ended September 30			First 3 Quarters Ended September 30
	2008	2009	2009	2008	2009	2009
	RMB	RMB	US$	RMB	RMB	US$
			(Note 1)			(Note 1)
GAAP net income	7,205	(13,694)	(2,007)	26,964	(7,899)	(1,156)
Share-based compensation expenses (Note 2)	33	132	19	18,499	4,200	615
Depreciation and amortization	6,566	6,334	928	18,934	16,348	2,395
Interest (income) expense, net	(350)	1,351	198	(481)	2,943	431
Provision for income taxes	1,800	492	72	5,328	4,152	608

Non-GAAP adjusted EBITDA	15,254	(5,385)	(790)	69,244	19,744	2,893

GAAP earnings per share
Ordinary shares
-Basic	0.05	(0.11)	(0.02)	0.20	(0.06)	(0.01)
-Diluted	0.05	(0.11)	(0.02)	0.20	(0.06)	(0.01)

Non-GAAP adjusted EBITDA per share
Ordinary shares
-Basic	0.11	(0.04)	(0.01)	0.51	0.15	0.02
-Diluted	0.11	(0.04)	(0.01)	0.51	0.15	0.02

Shares used in computation of GAAP / Non-GAAP adjusted EBITDA per share
Ordinary shares
-Basic	134,929,722	126,798,407	126,798,407	134,701,821	128,598,030	128,598,030
-Diluted	134,929,722	126,798,407	126,798,407	134,701,821	128,598,030	128,598,030

(Note 1)
The condensed consolidated financial statements and the related amounts of Tongjitang Chinese Medicines Company are stated in Renminbi (“RMB”). The translation of RMB amounts as of and for the period ended September 30, 2009 into United States dollar (“US$”) is included solely for the convenience of readers and has been made at the rate of RMB6.8262 to US$1.00, which is based on the noon buying rate in The City of New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York at September 30, 2009. Such translations should not be construed as representations that RMB amounts could be converted into US$ at that rate or any other rate.
(Note 2)
Share-based compensation expenses recorded in accordance to Accounting Standards Codification 718: Compensation — Stock Compensation (Pre-codification:
Statement of Financial Accounting Standards 123R, :Share-Based Payment”) are as follows:

	Third Quarter Ended September 30			First 3 Quarters Ended September 30
	2008	2009	2009	2008	2009	2009
	RMB	RMB	US$	RMB	RMB	US$
			(Note 1)			(Note 1)
General and administrative expenses	33	132	19	18,499	4,200	615